Mail Stop 3561

January 21, 2010

Paul Gaynor
Chief Executive Officer
First Wind Holdings Inc.
179 Lincoln Street
Suite 500
Boston, MA 02111

> Re: **First Wind Holdings Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 22, 2009**
> **File No. 333-152671**

Dear Mr. Gaynor:

We reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Page references in this letter refer to the marked copy of registration statement provided to the staff.

Table of Contents

1.   We note your disclosure that investors should rely only on the information contained in this prospectus. If you intend to use any free writing prospectuses, you should consider removing this language when you have a Section 10 prospectus available, as you will be liable for, and investors would be entitled to rely upon, that information.

Prospectus Summary, page 1

2.   We reviewed your response to comment two in our letter dated October 24, 2008. The summary should provide a brief, non-repetitive, non-generic discussion of the most material aspects related to you and your offering. Please reduce the amount of detail by carefully considering and identifying those aspects of your business

and the offering that are the most significant and determine how best to highlight those points in clear, plain language. For example, consider significantly reducing or deleting the subsections entitled Strategy on pages 4 and 5 and Market Opportunity on page 6. This disclosure is too detailed for the summary and is more appropriate for your Business discussion. In addition, your discussion in your summary regarding your achievements, your sources of revenue and access to financing and government programs should be balanced with a more detailed discussion of the risks associated with your business. By way of example only, we note the following risks:

- Your growth depends on locating and obtaining control of suitable operating sites and you may be unable to identify suitable projects;

- You may have to abandon and/or re-categorize identified projects;

- Upon completion, projects may not meet your return expectations due to schedule delays, cost overruns, revenue shortfalls, or a lower than expected capacity; and

- Your debt agreements contain restrictions that limit your flexibility in operating your business.

Please also balance your discussion of your competitive strengths with a discussion of the risks that could negatively impact these strengths. In this regard, we note that you compete, among other things, for (1) suitable sites, (2) access to transmission or distribution networks, (3) wind turbines and related components at affordable prices that are delivered in a timely manner and in sufficient quantities, (4) employees with experience in the wind industry, and (5) the limited number of potential tax equity investors. These risks are only examples.

Lastly, in addition to providing a more balanced discussion, please also avoid repetitive disclosure within your prospectus summary.

3.   We reviewed your response to comment three in our letter dated October 24, 2008 and your revised disclosure. We note that in some places in your disclosure you refer to your operating projects and in other places you combine your operating projects with those that are under construction. For clarity and transparency, please revise your disclosure throughout your prospectus to separately set forth your "operating" and "under construction" projects or tell us why it is not appropriate to do so. Please also refer to the last paragraph of comment 21 below.

Revenues, Financing and Government Programs, page 3

4.   We reviewed your response to comment five in our letter dated October 24, 2008 and reissue this comment. Please revise to disclose, as indicated in Note 5 to your financial statements, that these financing arrangements entitle the tax equity investors for a project to substantially all – instead of a portion, as you currently disclose – of the operating cash flow generated by a tax-equity financed project until the tax equity investors achieve their targeted investment returns and return of capital or tell us why it is not appropriate to do so. Please also enhance this disclosure to describe the effect of the tax equity financing arrangements on the company's cash flows. For example, if the company will receive no or limited distributions attributable to these projects during the approximately ten-year period of the tax equity financing arrangements, please disclose this or tell us why it is not appropriate to do so.

Strategy, page 4

5.   In the first bullet under this heading please delete the reference to "capacity payments" or revise to explain what this term means. Alternatively, please refer investors to an explanation elsewhere in your prospectus.

6.   In the seventh bullet under this heading, you reference the acquisition of existing wind energy assets that you believe will meet your financial return requirements. In an appropriate place in your prospectus, please describe your experience acquiring existing wind energy assets. To the extent that the risks associated with acquiring existing wind energy assets differ from those associated with developing and constructing wind energy projects, please also discuss those risks under the heading "Risk Factors" in your prospectus.

The Reorganization and our Holding Company Structure, page 7

7.   Please revise the diagram to also disclose the economic rights of the Class A and Class B common stock.

8.   Please disclose that you will be considered a "controlled" company under the Nasdaq rules.

9.   It would help investors understand your business if you identified your subsidiaries, including any noncontrolling interests and projects in those subsidiaries. Please expand your company structure diagram to illustrate how these entities and projects are reflected in your structure. If there are any noncontrolling interests in the subsidiaries, please also disclose the percentage

interest and name the persons or identify the class of persons that hold these interests.

10.   We note your disclosure on page 27 and Note 2 to the financial statements regarding the going concern opinion of your auditors. Please also provide this disclosure in the Summary section.

Summary Financial and Operating Data, page 11

11.   Based on your disclosures regarding how Project EBITDA is used by management and how it is useful to investors, it appears that Project EBITDA is presented here and on pages 50, 62, 63, 68 and 70 as both a performance and liquidity measure. If not, please advise in detail. If so, please explain why your presentation of Project EBITDA as a liquidity measure complies with Item 10(e)(1)(ii)(A) of Regulation S-K. In doing so, consider that all financial statement activity below gross income is excluded from the measure. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K and 103.01 and 102.09 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Further, to the extent you determine that Project EBITDA is an acceptable liquidity measure, please also reconcile to a GAAP liquidity measure and present the three major categories of the statement of cash flows. Refer to Item 10(e)(1)(A) of Regulation S-K and 102.06 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Risk Factors, page 16

12.   Please delete the first and second sentences of the second paragraph on page 16. All material risks should be described. If risks are not deemed material, you should not reference them.

Use of Proceeds, page 39

13.   Please disclose the approximate amount intended to be used for capital expenditures and general corporate purposes. Refer to Item 504 of Regulation S-K.

Unaudited Pro Forma Financial Information, page 42

14.   We considered your response to comment 11 in our comment letter dated October 24, 2008. Although not specifically stated in SAB Topic 1:B.3, we believe the provisions of that Bulletin should be applied only where it is dilutive to per share

amounts. Please revise your calculation or explain why you believe no revision is necessary.

15. The nature of adjustment (2) on page 45 is unclear to us. Interest income on offering proceeds is generally not a factually supportable adjustment in the pro forma financial statements. Please explain the nature of the adjustment supplementally or revise to remove this pro forma adjustment to the extent it represents assumed income from future proceeds.

Management's Discussion and Analysis of Financial Condition and Results …, page 53

Liquidity and Capital Resources, page 71

Capital Expenditures, page 72

16. Based on your disclosure on the prospectus cover page and elsewhere in your prospectus, it appears that you intend to use a portion of the net proceeds from this offering to fund capital expenditures. Please revise your disclosure under this heading to reflect your use of proceeds or tell us why it is not appropriate to do so.

Sources of Liquidity, page 72

Debt, page 73

17. We note that you have not filed as material agreements many of the agreements governing your debt. For example, it does not appear that you plan to file as a material contract the term loan of CSSW, LLC that has an outstanding balance at September 30, 2009 of $115 million. We also note that it does not appear that you plan to file your tax equity financing agreements as material contracts. Please file these agreements as exhibits to your registration statement or tell us why it is not appropriate to file these and any other debt agreements as exhibits. In addition, when you file your material contracts with us, please ensure that you include any annexes, schedules, exhibits or appendices to these agreements.

Tax Equity Financing, page 75

18. Please consider providing an illustrative table and related narrative similar to the table and related narrative on page 56 of Amendment No. 1 to Form S-1.

Industry, page 83

19.   We reviewed your response to comment 18 in our letter dated October 24, 2008 and acknowledge receipt of your source materials. We will present comments, if any, on the source materials at a subsequent date.

Business, page 94

Our Portfolio of Wind Energy Projects, page 110

Operating Projects, page 110

20.   We note that you have filed as material contracts some but not all of your power purchase agreements. Please file all of these agreements as material contracts or tell us why it is not appropriate to do so.

Projects Scheduled to be in Construction in 2010, page 113

21.   We compared the projects under this heading with the projects you describe on your website as in development and note the following:

- Your disclosure indicates that Milford II is a 102 MW expansion project but your website indicates that this is a 200 MW project;

- Your disclosure indicates that Steel Winds II is a 15 MW expansion project but your website indicates that this is a 20 MW project; and

- Your website describes a number of additional projects as under development that are not described in your prospectus. For example, your website includes descriptions of your Longfellow, Oakfield, Milford III, Milford IV and Milford V projects.

With respect to the first two bullets, please update your disclosure or revise your website, as appropriate. With respect to the third bullet, please tell us when you expect to commence construction on the projects described on your website that are not disclosed in your prospectus.

In addition, we reissue comment 36 in our letter dated August 29, 2008 with respect to the classification of your projects on your website as compared to the classification in your disclosure.

Projects Scheduled to be in Construction in 2010, page 113

22.   We note your disclosure that, due to the small electricity grids on Maui and Oahu, you plan to use a battery system to store electricity as a part of KWP II and Kahuku. You also disclose it would be a competitive advantage if you are successful in coupling battery technology with your wind energy projects. Please tell us where you are in the process of coupling battery technology with your wind energy projects. For example, please tell us if have you developed this technology and, if so, whether you have tested the technology. If material, please disclose the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities in this regard. Refer to Item 101(c)(1)(xi) of Regulation S-K.

    Please also disclose whether your construction schedule for these two Tier 1 projects, and any other pipeline projects that depend on this technology, is tied to your successful coupling of battery technology with your wind energy projects.

Suppliers, page 116

23.   We reviewed your disclosure under the heading "Power Purchase Agreements and Financial Hedging" on page 56. In particular, you disclose that "[w]hen [you] enter into financial hedges and contracts for forward sales of RECs, [you] base the contracted amount on estimates [you] believe with a high degree of certainty that [you] can produce; however, actual amounts may be materially different from [your] estimates for a variety of reasons, including …turbine performance" and that "[i]n the event a project does not generate the amount of electricity covered by a related financial hedge, [you] could incur significant losses under the hedge if electricity prices were to rise substantially above the fixed prices provided for in the hedge."

    Please tell us whether liquidated damages under your turbine warranty agreements include payments you may be required to make under a financial hedge resulting from turbine non-performance. Please also tell us whether you have incurred liquidated damages under any of your turbine warranty agreements that were limited by the aggregate maximum cap on liquidated damages under any of these agreements. If so, please also tell us the amount of liquidated damages you were not able to recover as a result of these caps.

    We also note your disclosure in the risk factor "Warranties from suppliers of turbines …" on page 25. Please also tell us whether you have incurred expenses as a result of turbine non-performance that were not covered by a warranty for reasons other than the limitation imposed by the aggregate maximum cap on liquidated damages.

Management, page 123

Executive Officers and Directors, page 123

24.   Please describe the business experience of your executive officers and directors
        for the past five years without any gaps or ambiguities. Refer to Item 401(e)(1) of
        Regulation S-K. In this regard, please disclose the specific business experiences
        for the past five years without any gaps or ambiguities of Matthew Raino.

Executive Compensation, page 129

General

25.   We note that your disclosure under this heading contains many blank spaces. In
        addition to the comments set forth below, we may have further comment once you
        have revised your disclosure under this heading to reflect actual compensation for
        fiscal year 2009.

        In this regard, we note your response to comment 22 in our letter dated October
        24, 2008. It appears from your current disclosure that certain individual and
        corporate performance targets may have been material to the company's
        executive compensation policies for fiscal 2009, but you have not provided a
        quantitative discussion of the terms of the necessary targets to be achieved for
        your named executive officers to earn annual cash bonuses or long term equity
        incentive compensation. Examples of referenced performance targets for which
        additional disclosure appears to be required include the following:

        •   "Review and approve company-wide and personal goals and objectives
            relevant to each executive officer's compensation;"

        •   "The Compensation Committee establishes specific performance targets for
            our executive officers to achieve in order to receive certain types of
            compensation, including merit pay increases, annual bonuses and performance
            awards under [your] Long Term Incentive Plan;" and

        •   You expect "targets to include performance measures that relate to increasing
            the value of the company, including, but not limited to: meeting financial
            targets associated with the operation and construction of [your] projects,
            achieving certain milestones with respect to [your] project development
            portfolio and specific major tasks that need to be accomplished to enhance
            [your] financial condition."

In your amendment, please provide appropriate qualitative and/or quantitative descriptions of the actual performance targets that were taken into consideration in determining each component of compensation for your named executive officers and any other performance-related factors that were material to the company's executive compensation policies and decision-making processes for fiscal 2009, to the extent not previously disclosed.

Annual Cash Compensation, page 133

26.   We note your disclosure under this heading that your "Compensation Committee has also retained the services of external compensation consultants to provide them with competitive pay practice information" and that "[i]n 2009, the compensation consultants provided advice to the Compensation Committee with respect to executive employment contracts and severance practices." If the compensation consultants play a material role in your compensation-setting practices and decisions, please discuss that role in your Compensation Discussion and Analysis.

Severance and Change of Control Arrangements, page 136

27.   Please file your severance plan adopted on November 1, 2009 as a material contract or tell us why it is not appropriate to do so.

Outstanding Equity Awards at Fiscal Year End, page 138

28.   Please disclose by footnote to this table how you determined the market value of Series B Units that have not vested at December 31, 2009. Please provide similar disclosure in footnote (2) to your "Stock Vested in the Fiscal Year Ended December 31, 2009" table on page 141 and footnote (2) to your "Potential Payments upon Termination of [*sic*] Change in Control Summary Table" on page 143.

Potential Payments upon Termination of Change in Control Summary Table, page 142

29.   Please explain the specific circumstances that would trigger payments. Refer to Item 402(j)(1) of Regulation S-K.

Description of Long-Term Incentive Plan, page 144

30.   Please revise to move the disclosure under this heading to an appropriate place in
        your compensation discussion and analysis so that it appears before your
        compensation tables.

Certain Relationships and Related Party Transactions, page 150

2006 Series A Unit Issuances, page 150

31.   Please identify any related persons and the basis on which the persons are related
        persons with respect to the unit issuances, debt retirement and other payments.
        For example, identify any of your executive officers, directors or Sponsors that
        were involved with these transactions. Refer to Item 404(a)(1) of Regulation S-K
        and instructions to Item 404(a). Please also file the unit redemption agreement as
        an exhibit.

2008 Distributions to Members, page 152

32.   Based on the distributions to members reflected in your consolidated statements
        of cash flows, it appears that distributions were also made in 2009. Please advise.

Related Party Loans and Advances, page 152

33.   Please identify any related persons and the basis on which the persons are related
        persons with respect to the 2007 distributions to tax equity investors. Refer to
        Item 404(a)(1) of Regulation S-K and instructions to Item 404(a). Based on the
        distributions to noncontrolling interests reflected in your consolidated statements
        of cash flows, it appears that distributions were also made in 2008 and 2009.
        Please advise.

34.   Please quantify the cash and describe the assets contributed in connection with the
        Deepwater Wind Holdings, LLC transaction. Refer to Item 404(a)(3) of
        Regulation S-K.

Purchase of Prattsburgh Real Property, page 153

35.   Please file the purchase agreement as an exhibit.

Financial Statements, page F-1

First Wind Holdings, LLC Financial Statements, page F-4

Notes to Consolidated Financial Statements, page F-8

36.   As previously requested in comment 26 in our letter dated October 24, 2008,
        please provide disclosure similar to the disclosure in footnote (2) of the table of
        selected financial data on page 51 or tell us where to find this disclosure in the
        notes to the consolidated financial statements. If you do not believe such
        disclosure is warranted, please explain supplementally.

Note 3 – Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-13

37.   With reference to authoritative literature, please explain why revenue from testing
        is deferred and amortized over the estimated life of the wind energy project.

Other Non-Current Assets, page F-17

38.   Referring to your response to comment 27 in our letter dated October 24, 2008,
        please explain why the change in asset classification reflected in the financial
        statements did not result in a restatement.

Income Taxes, page F-17

39.   Considering that certain subsidiaries have elected to be taxed as corporations,
        please explain your consideration of providing the income tax disclosures
        required by FASB ASC 740-10-50.

Note 7 – Debt, page F-22

HSH Refinancing, page F-24

40.   Please reconcile your disclosure that the Company's sponsors each made capital
        contributions of $275,152,000 to your disclosures on page F-38 and your
        consolidated statements of cash flows and members' capital.

Note 11 – Members' Equity, page F-36

Series A Unit Issuances, page F-37

41.   With reference to authoritative literature, please explain how you accounted for the earn-out commitments and subsequent payments and/or unit issuances related to the commercial operation of your Steel Winds I project and certain wind energy projects' commencing commercial operation along with the occurrence of certain other conditions.

Series A-1 Warrants, Page F-38

42.   With reference to authoritative literature, please explain how you accounted for the warrants at issuance and subsequent to issuance. In doing so, please explain the unit and unit price adjustment terms and your consideration of FASB ASC 815-40-15-5 through 815-40-15-8 when determining if the warrants were considered derivatives as of January 1, 2009. Also, please consider providing more detailed disclosure of the unit and unit price adjustment terms.

Item 15. Recent Sales of Unregistered Securities, II-2

43.   In the second paragraph under this heading, please include your Series B-1 Units or tell us why it is not appropriate to do so.

44.   Please disclose your unregistered sale of equity interests to Stanton Equity Trading Delaware LLC with respect to your Milford I project and file this agreement as an exhibit to your registration statement. With respect to this sale, please provide the disclosure required by Item 701 of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedule, page II-5

45.   We note your disclosure that some of your exhibits are the subject of confidential treatment requests. After you submit these confidential treatment requests, any comments we have will be sent under separate cover. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve any issues concerning the confidential treatment requests.

Item 17. Undertakings, II-13

46.   Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K

should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. You may contact Catherine Brown, Staff Attorney, at (202) 551-3513, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joseph A. Hall, Esq.
        Davis Polk & Wardwell LLP
        Via Facsimile